UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number: 001-31328

PACIFIC RIM MINING CORP.
(Translation of registrant's name into English)

Suite #1050 – 625 Howe Street
Vancouver, B.C. V6C 2T6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Financial Statements for the Year Ended April 30, 2009

99.2	Management's Discussiona nd Analysis for the Year Ended April 30, 2009

99.3	Form 52-109F1 - Certification of annual filings - full certificate - CEO

99.4	Form 52-109F1 - Certification of annual filings - full certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Rim Mining Corp.
(Registrant)

Date: July 28, 2009	By:	/s/ Barbara Henderson
Barbara Henderson

	Title:	Vice President Investor Relations